SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File No. 0-2989

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMERCE BANCSHARES, INC.

1000 Walnut, Kansas City, MO 64106

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN

By: /s/ Jeffery D. Aberdeen Jeffery D. Aberdeen Co-Chairperson, Retirement Committee

By: /s/ Sara E. Foster Sara E. Foster Co-Chairperson, Retirement Committee

Date: June 25, 2004

Report of Independent Registered Public Accounting Firm

Plan Trustees and Participants
Commerce Bancshares Participating Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Commerce Bancshares Participating Investment Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Commerce Bancshares Participating Investment Plan at December 31, 2003 and 2002, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Kansas City, Missouri
June 25, 2004

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

ASSETS	2003	2002
Cash	$235,097	122,591
Investments, at fair value:
Commerce Bancshares, Inc. Common Stock Fund	164,007,383	130,092,199
Mutual funds	101,769,870	80,297,244
Loans to participants	5,864,134	5,034,531

Total investments	271,641,387	215,423,974

Total assets	271,876,484	215,546,565

LIABILITIES
Due to broker, net	229,805	101,981

Total liabilities	229,805	101,981

Net assets available for benefits	$271,646,679	215,444,584

See accompanying notes to financial statements

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2003, 2002, and 2001

	2003	2002	2001
Investment income (loss):
Interest and dividends	$1,680,339	1,586,478	1,854,546
Realized gains on sales of investments	2,864,641	483,460	2,114,133
Net appreciation (depreciation) in fair value of investments	47,745,445	(4,562,681)	(17,149,106)

Total investment income (loss)	52,290,425	(2,492,743)	(13,180,427)

Contributions:
Employee	12,434,700	11,621,075	10,476,177
Employer	5,072,768	3,964,460	3,661,662
Rollover	961,097	519,923	1,036,593

Total contributions	18,468,565	16,105,458	15,174,432

Distributions to participants	(14,556,895)	(17,025,912)	(14,193,100)

Net increase (decrease)	56,202,095	(3,413,197)	(12,199,095)
Net assets available for benefits:
Beginning of year	215,444,584	218,857,781	231,056,876

End of year	$271,646,679	215,444,584	218,857,781

See accompanying notes to financial statements

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Notes to Financial Statements
December 31, 2003, 2002, and 2001

(1)	Description of the Plan

General

The following description of the Plan is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is sponsored by Commerce Bancshares, Inc. (the Company). The Plan is a defined contribution plan covering employees of the Company or a participating subsidiary who are 21 years or older. Employees are eligible to participate as of January 1, April 1, July 1, or October 1 following completion of thirty days of service. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

Contributions

Participating employees may elect to contribute to the Plan a maximum of 25% of their earnings as defined by the Plan, and subject to certain limitations under the Internal Revenue Code (not to exceed $12,000 and $11,000 in 2003 and 2002, respectively). Additionally, new legislation allows participants who attained the age of 50 during 2003 or 2002 to contribute an additional $2,000 and $1,000 catch-up contribution, respectively. All contributions are made on a pretax basis.

The Company and participating subsidiaries contribute 50% of the first 6% of the amount contributed to the Plan by each participant. Participants may make supplemental contributions up to 19% of earnings, which are not considered in determining Company contributions, for a total of 25% pre-tax contribution.

During 2002, participants could direct the investment of their contributions and the matching employer’s contributions in any combination of the Commerce Bancshares, Inc. Common Stock Fund (Company Stock Fund), the Commerce Asset Allocation Fund, the Commerce Bond Fund, the Commerce Growth Fund, the Commerce International Equity Fund, the Commerce MidCap Fund, the Commerce Value Fund, the Goldman Sachs Money Market Fund, SSgA S&P 500 Index Fund and Vanguard Total Stock Market Index Fund. In 2003 the Commerce Short Term Government Bond Fund, AIM Funds Group Small Cap Growth “A” Fund, American Century Equity Income Advisor Class Fund and Vanguard Small Cap Value Index Fund were added as investment options to the Plan.

Participants may roll over funds into the Plan from any qualified plan, subject to the approval of the plan administrator. Rollover contributions earn investment income and share in investment gains or losses. Participants are 100% vested in rollover contributions. Participants direct the investment of their contributions to any of the various investment options offered by the Plan.

Shares of the Company Stock Fund include Commerce Bancshares, Inc. common stock. As a result, cash dividends on Commerce Bancshares, Inc. common stock are paid to the participants. Participants with balances in the Company Stock Fund have the option to reinvest their cash dividends in the Company Stock Fund or have dividends paid to them directly. A participant must be fully vested in their account in order to elect the reinvestment option.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings. The earnings allocation is based on the performance of the participant's investment fund balances. The benefit to which a participant is entitled is the vested portion of the participant's account.

Participants may make transfers between funds at any time upon notification to the Plan. Participating employees may transfer, at any time, the value (in 1% increments) of the employee’s account in any of the funds to another fund offered by the Plan. Participants are allowed to make investment fund transfers once during each calendar month.

Participant Loans

A participant may borrow from the Plan amounts collateralized by the vested portion of his or her Plan account. These loans may not exceed the lesser of $50,000 or 45% of the participant’s vested account balance (excluding employee stock ownership account balances). The loans are repaid through payroll deductions over terms which are based upon the amounts borrowed and normally do not exceed five years. Interest rates charged on participant loans approximate current market rates at the date of the distribution. The participant may continue to make contributions to the Plan throughout the term of the loan.

Administrative Expenses

Certain administrative functions are performed by officers or employees of Commerce Bancshares, Inc. (the Company). No such officer or employee receives compensation from the Plan. All costs and expenses incurred in administering the Plan, other than brokerage commissions incurred in connection with purchases and sales of stock, are paid by the Company.

Distributions

Distributions of vested account balances are available upon termination, subject to the approval of the plan administrator, retirement at or after age 65, death or permanent and total disability. Distributions are made in lump sum amounts to designated beneficiaries and joint survivors.

Contributions to the Plan prior to 1995 were made on either a pre-tax basis or an after-tax basis. After-tax participant and employer contributions (attributable to participant after-tax contributions) and related accumulated earnings are fully vested and available for distribution after seven full years. Participants are vested immediately in their contributions plus actual earnings thereon, however, only upon termination of employment are participants entitled to receive their pre-tax contributions and accumulated earnings thereon. If participants have three or more full continuous years of defined service at the date of employment termination, they may receive full value of their interest in employer pre-tax contributions and accumulated earnings thereon.

Forfeitures

Each participant is 100% vested in employer contributions upon death, disability or attainment of age 65 while still employed by the Company. Forfeitures are based on the nonvested portion of the employer contribution upon employee termination. Forfeited amounts are applied as a reduction of contributions by the Company or by participating subsidiaries. Forfeitures were used to reduce the Company contribution by $112,718 in 2003 and $87,525 in 2002. The year end balance of unallocated forfeitures available to offset future Company contributions amounted to $5,058 and $1,865 at December 31, 2003 and 2002, respectively.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America and present the Plan’s net assets available for benefits and changes in those net assets.

Investment Valuation

The Plan’s investments are held in a trust account at State Street Bank & Trust Co. Shares of the AIM Funds Group Small Cap Growth “A” Fund, American Century Equity Income Advisor Class Fund, the Commerce Asset Allocation Fund, the Commerce Bond Fund, the Commerce Growth Fund, the Commerce International Equity Fund, the Commerce MidCap Fund, the Commerce Short Term Government Bond Fund, the Commerce Value Fund, the Goldman Sachs Money Market Fund, SSgA S&P 500 Index Fund, Vanguard Small Cap Value Index Fund and Vanguard Total Stock Market Index Fund are stated at the respective Fund’s net asset value, which is based on quotations from national securities exchanges. Shares of the Company Stock Fund are based upon the fair values of the underlying investments. Participant loans are valued at cost plus accrued interest, which approximates fair value.

Net appreciation (depreciation) in fair value of investments includes unrealized gains and losses. Also included is the reinvestment of interest and dividends earned on funds invested in the mutual and Company Stock funds. Purchases and sales of securities are recorded on a trade-date basis (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

Use of Estimates

The Plan utilizes a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

(3)	Company Stock Fund

In January 1995, all assets held by the Company’s qualified employee stock ownership plan were merged into the Plan and remain under a portion of the Plan that qualifies as an employee stock ownership plan (ESOP). All Company common stock attributable to the ESOP has been fully allocated to participant account balances at December 31, 2003 and 2002 and is held in the Company Stock Fund. Participants must maintain the portion of their account balance attributable to the ESOP in the Company Stock Fund until completing ten years of defined service as well as attainment of the age of fifty-five, at which time they may allocate their ESOP balance to any of the investment options offered by the Plan. The Company Stock Fund included assets of $35,591,151 and $29,631,674 at December 31, 2003 and 2002, respectively, which were restricted from transfer to other funds.

Information about the significant components of the changes in these assets is as follows:

	2003	2002
Beginning balance	$29,631,674	$30,426,334
Unrealized gain	8,324,020	1,752,512
Dividend income	134,939	104,931
Benefits paid to participants	(1,505,700)	(1,810,445)
Transfers to participant-directed investments	(993,782)	(841,658)

Ending Balance	$35,591,151	$29,631,674

In addition, the Company Stock Fund utilizes available cash from participant and employer directed contributions and dividends to purchase Commerce Bancshares Inc. common stock on the open market.

The Company Stock Fund is accounted for on a unitized accounting basis. The fund has a cash reserve in order to provide the liquidity necessary to process daily fund transactions by the close of market each business day. The cash reserve generally represents between one and five percent of the total fund value, and varies depending upon account activity. The reserve may consist of cash or cash equivalents. As of December 31, 2003 and 2002, the cash reserve totaled approximately $3.2 million and $3.8 million, respectively.

(4)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2003 or 2002:

	2003	2002
Commerce Bancshares, Inc. Common Stock Fund
Common stock of Commerce Bancshares, Inc.	$160,855,670	$126,250,017
Goldman Sachs Money Market Fund	3,151,713	3,842,182
Commerce Growth Fund	21,772,412	16,240,390
Goldman Sachs Money Market Fund	20,527,320	23,460,994
SSgA S&P 500 Index Fund	14,246,401	10,177,858
Commerce Bond Fund	13,245,359	15,268,398

     During 2003, 2002, and 2001 the Plan’s investments appreciated (depreciated) in value as follows:

	2003	2002	2001
Commerce Bancshares, Inc. Common Stock Fund	$32,667,502	$580,323	$(11,829,377)
Mutual Funds	15,077,943	(5,143,004)	(5,319,729)

	$47,745,445	$(4,562,681)	$(17,149,106)

(5)	Federal Income Taxes

In a determination letter dated July 11, 2002, the Internal Revenue Service held that the Plan, as amended through August 16, 2001, met the requirements of section 401(a) of the Internal Revenue Code. Under current tax regulations, contributions made by the Company and each of its participating subsidiaries for the benefit of employees are not required to be included in the employees’ income until the year or years in which they are distributed or made available to them.

Although the Plan has been amended since receiving the determination letter, the plan administrator is not aware of any activity or transactions that may adversely effect the tax status of the Plan.

(6)	Transactions with Related Parties

Certain Plan investments are shares of mutual funds managed by The Commerce Trust Company, a division of Commerce Bank, N.A. The Company Stock Fund also includes shares of Company common stock, therefore, these transactions qualify as related party transactions. Transactions with related parties during the years ended December 31, 2003, 2002, and 2001 were as follows:

	Purchases		Sales
	Units	Cost	Units	Proceeds	Gains (Losses)
2003:
Company Stock Fund	878,633	$13,481,672	1,184,820	$18,049,558	$5,815,567
Commerce Mutual Funds	1,069,719	20,234,919	806,449	15,301,583	(2,353,517)
2002:
Company Stock Fund	862,035	$12,331,616	1,561,993	$22,624,100	$7,239,955
Commerce Mutual Funds	985,992	18,929,006	959,743	17,504,748	(5,512,277)
2001:
Company Stock Fund	825,887	$10,154,945	1,901,567	$24,147,197	$5,930,308
Commerce Mutual Funds	1,043,966	22,260,817	552,989	12,323,132	(3,350,048)

(7)	Plan Participants

At December 31, 2003, there were 3,955 participants with balances in the Plan, of which 3,174 were contributing participants. Such amounts at December 31, 2002 were 3,928 and 3,194, respectively.

The following summarizes the number of participants by fund as of December 31:

	2003	2002
Company Stock Fund	3,078	2,890
Asset Allocation Fund	944	989
Bond Fund	1,380	1,361
Growth Fund	2,025	2,098
Value Fund	700	680
International Equity Fund	586	562
MidCap Fund	981	972
Short Term Government Bond Fund	207	—
Small Cap Growth Fund	259	—
Equity Income Fund	249	—
Money Market Fund	1,098	1,107
S&P 500 Index Fund	1,809	1,833
Small Cap Value Fund	254	—
Total Stock Market Index Fund	951	813

Because employees may invest in more than one fund, the number of employee participants above exceeds the total number of employee participants.

(8)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(9)	Subsequent Events

In March 2004, the Company received notice from the Plan’s record keeper, AON Consulting, Inc., that it would no longer provide 401(k) plan recordkeeping services to clients, which includes the Commerce Bancshares Participating Investment Plan, effective July 1, 2004. The Company subsequently initiated and completed a Request For Proposal process to select a new record keeper for the Plan. Fidelity Investments was selected to be the new record keeper and custodian for the Plan. The Commerce Trust Company will continue to provide trustee services.

Schedule 1

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Item 27a — Schedule of Assets Held for Investment Purposes
December 31, 2003

	Number
Identity of issue	of shares	Cost		Fair Value
Commerce Bancshares, Inc. Common Stock Fund:*
Commerce Bancshares, Inc. common stock*	3,280,544	$91,259,966		$160,855,670
Goldman Sachs Money Market Fund	3,151,713	3,151,713		3,151,713
Commerce Asset Allocation Fund*	240,737	*	*	5,012,142
Commerce Bond Fund*	704,915	*	*	13,245,359
Commerce Growth Fund*	1,011,729	*	*	21,772,412
Commerce International Equity Fund*	105,241	*	*	1,939,589
Commerce MidCap Fund*	205,126	*	*	5,039,953
Commerce Short Term Government Bond Fund*	201,490	*	*	3,721,523
Commerce Value Fund*	179,925	*	*	3,936,755
AIM Funds Group Small Cap Growth “A” Fund	80,440	*	*	2,068,108
American Century Equity Income Advisor Class Fund	159,759	*	*	1,242,921
Goldman Sachs Money Market Fund	20,527,320	*	*	20,527,320
SSgA S&P 500 Index Fund	775,948	*	*	14,246,401
Vanguard Small Cap Value Index Fund	284,749	*	*	7,400,638
Vanguard Total Stock Market Index Fund	140,709	*	*	1,616,749
Loans to Participants*—Interest rates on these loans range from 5.00% to 10.50%				5,864,134

Total assets held for investment purposes				$271,641,387

* - Related party

** - In accordance with instructions to the Form 5500, the Plan is no longer required to disclose the cost component of participant-directed investments.

See accompanying report of independent registered public accounting firm.

Schedule 2

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Schedule of Reportable Transactions
Year ended December 31, 2003

						Current
				Expense		value of
				incurred	Cost	asset on
	Purchase	Selling	Lease	with	of	transaction	Gain
	price	price	rental	transaction	asset	date	(loss)
Commerce Bancshares, Inc. Common Stock Fund*	$13,481,672	—	—	—	13,481,672	13,481,672	—
Commerce Bancshares, Inc. Common Stock Fund*	—	18,409,558	—	—	12,233,991	18,049,558	5,815,567

* Related party

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm